edgar99 Electronic EDGAR Proof

Job Number:

Filer:

Form Type: **8-K**

Reporting Period / Event Date: **10/28/09**

Customer Service Representative:

Revision Number:

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EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	10/28/09
Item IDs	8.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, Share Repurchase Program
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of CHCO Form 8-K, Share Repurchase Program

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
October 28, 2009



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events.

On October 28, 2009, the Board of Directors of City Holding Company (the "Company") authorized the Company to buy back up to 1,000,000 of its common shares (the "Program") in open market transactions, in block trades or otherwise at prices that are accretive to the earnings per share of continuing shareholders. The Program, which has no time limit on the duration, permits management to commence or suspend purchases at any time or from time-to-time based upon market and business conditions and without prior notice.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>October 29, 2009</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer